Mail-Stop 4561
									November 29, 2006

Via facsimile and U.S. Mail
Mrs. Pin Pin Chau
President and Chief Executive Officer
Summit Bank Corporation
4360 Chamblee Dunwoody Road
Atlanta, Georgia 30341

Re:    Summit Bank Corporation
                     Revised Preliminary Proxy Statement
	         File No. 0-21267
                     Filed November 17, 2006

Dear Mrs. Chau:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
Background of and Reasons for the Merger, page 28
1. Revise the discussion added in the last revised proxy to explain why the Company, after receiving the offer, did not form a Special Committee, or otherwise solicit other offers. In addition, revise the last paragraph on page 28 to define the "short timetable".

Summit`s Reasons for the Merger, page 30
2. With regard to the added discussion in the bullet on page 30
(Other strategies), advise the staff when Pin Pin Chau announced the retirement and what date was set for the retirement date.

Historical and Pro Forma Per Share Data, page 23
Summit Bank Corp. PRE 14-A
3. Please revise your disclosure to disclose the amounts of all adjustments made to your pro forma data. To the extent you continue to believe that the amounts are not material, please revise your disclosure to state why you believe this information to be relevant to an investor`s decision.

UCBH Holdings, Inc. Form 10-K/A
Credit Quality, page 4

4. We note that you have presented various credit quality measures, here, and on pages 36 and 39. As previously discussed, the credit quality ratios presented in accordance with Item IV of Industry guide
3 and otherwise should not contemplate the balance of held for sale loans since charge-offs, non-performing and delinquent loans and the balance of OREO do not relate to that portfolio. Please revise your future filings to exclude the balance of the loans held for sale in the presentation of these measures. Provide us with your proposed disclosures in your response.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions regarding the comments may be directed to
Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3419. Any
questions
on the accounting comments may be directed to Rebecca Moore at
(202)
551-3463 or Kevin Vaughn, Branch Chief, at (202) 551-3494.

						Sincerely,


						Christian Windsor
						Special Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404) 572-6999
	Katherine M. Koops, Esq.
	Powell Goldstein LLP
	One Atlantic Center, 14th Floor
	Atlanta, Georgia 30309-3488
Mr. P. P. Chau
Summit Bank Corporation
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